VIA EDGAR

January 13, 2014

Christie Wong, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
Washington, D.C. 20549

Re:     Cross Country Healthcare, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed March 18, 2013
File No. 000-33169

Dear Ms. Wong:

This letter shall serve as our response to the inquiries contained in your letter, dated December 13, 2013 to Mr. Emil Hensel, Chief Financial Officer of Cross Country Healthcare, Inc. (“Cross Country” or “We”).

Form 10-K
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations page 42

1.
The Commission asked Cross Country to describe how cash flows from discontinued operations were reported in the cash flow statement and to quantify cash flows from such operations if it is not separately disclosed.

Response:

In our consolidated financial statements included in our Form 10-K, we did not separately state or disclose cash flow from discontinued operations on our consolidated statement of cash flows as permitted by paragraph 45-24 of Accounting Standard Codification (ASC) 230-10- Statement of Cash Flows Overall. Accordingly, each line item in the cash flow includes discontinued operations. The Company noted this presentation on page F-14 of its Form 10-K in Note 3. Assets Held for Sale and Discontinued Operations.
Net cash provided by operating activities for the year ended December 31, 2012 included $3.8 million related to our discontinued operations.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), page 28, notes that the discussion should be read in conjunction with the Consolidated Financial Statements. However, in future filings we will clarify the presentation of our cash flow from discontinued operations in our Liquidity and Capital Resources section and will separately describe our policy, including quantification of cash flow from operations and any other material items, as follows:

In our MD&A we would revise our Liquidity and Capital Resources section beginning on page 42 by adding the following bolded sentence to it:

Our operating cash flows constitute our primary source of liquidity, and historically, have been sufficient to fund our working capital, capital expenditures, internal business expansion and debt service including our commitments as described in the Commitments table which follows. We believe that our capital resources are sufficient to meet our working capital needs for the next twelve months. We expect to meet our future needs for working capital, capital expenditures, internal business expansion and debt service from a combination of operating cash flows excluding our discontinued operations and funds available through the revolving loan portion of our current credit agreement. We believe the absence of cash flow from discontinued operations will not impact our future liquidity and capital resources. We continue to evaluate acquisition opportunities that may require additional funding.

In addition, we would revise our discussion of Cash Flow Comparisons found on page 45 as follows:

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net cash provided by operating activities during the year ended December 31, 2012 was $10.1 million compared to $18.3 million during the year ended December 31, 2011. Net cash flow provided by operating activities during the year ended December 31, 2012 and 2011 included $3.8 million, and $6.0 million, respectively, of cash provided by discontinued operations. The decrease in cash flow from operations is primarily due to lower profitability and timing of income tax payments and receipts in year ended December 31, 2012.  During the year ended December 31 2011, we received $4.8 million in income tax refunds, primarily due to the utilization of a net operating loss carryback.

The Company did not separately state cash flow from discontinued operations on its consolidated statement of cash flows as permitted by paragraph 45-24 of Accounting Standard Codification (ASC) 230-10- Statement of Cash Flows Overall.

2.
The Commission asked Cross Country to clarify its policy note on whether it reports revenue from physician staffing services and education and training services on a gross or net basis. Additionally, the Commission asked Cross Country, with respect to each type of revenue, to explain the basis for reporting policies including an explanation of Cross Country’s consideration of the indicators of gross revenue reporting and the indicators of net revenue reporting found in ASC 605-45-45.

Response:
Cross Country’s policy related to its physician staffing and education and training services revenue recognition is to report revenue on a gross basis. In both cases, per our review of ASC 605-45-45, our judgment is that we act as a principal in our arrangements with customers.
In our physician staffing services business, we derive 99% of our revenue from staffing temporary services. Approximately 1% of our revenue is from permanent placements.
In Cross Country Education, our education and training business, we have three types of revenue: revenue from on-site seminars, revenue from online learning, and revenue from the sale of training materials.
Cross Country has considered the indicators of gross revenue reporting as it relates to each type of revenue as follows:

Key Indicator	Physician Staffing	Cross Country Education (CCE)
The entity is the primary obligor in the arrangement
We are the primary obligor in our transactions as we negotiate and enter into contracts with each of our customers (various healthcare facilities, such as acute and non-acute facilities, medical group practices, government facilities, and managed care organizations) and are responsible for fulfillment and satisfaction. If the customer is not satisfied, we have the opportunity to fill the need with another healthcare professional (provider). We are also obligated to pay the provider for any time worked which may not be collectible from the customer.

We are the primary obligor as we are responsible for fulfillment. As it relates to seminars and online training, for example, if a seminar or webinar is canceled, we are responsible and would either issue a refund or a pass to another seminar. As it relates to revenue from the sale of training materials, we are responsible for producing the training materials and mailing them out.

The entity has general inventory risk	As noted above, we are obligated to compensate our provider for work performed regardless of whether our customer accepts the work.
CCE is responsible for compensating our speakers for work performed (whether for a live or taped seminar) regardless of whether or not our attendees are satisfied with course. In addition, as it relates to training materials, CCE assumes inventory risk for all of its seminar materials. If materials are lost or damaged, CCE is responsible for replacement.

The entity has latitude in establishing price	We establish pricing with our customers based on market conditions and needs.	CCE establishes what price it will charge for the seminar/online learning and materials. The speakers have no involvement.
The entity changes the product or performs part of the service
We perform part of the service the customer is requesting. One of the most important parts of our service to our customer is that we verify the credentials of our providers. In addition, we are responsible for providing them with professional liability coverage as well as handling all of their accommodations, such as travel and housing.

CCE changes and enhances each seminar. We are involved in any seminar or online learning programs’ development, which includes review of all of the training materials. We review content and provide feedback for revisions. Most of our customers are attending seminars or using online learning for continuing education credit. We handle getting this accreditation for all of our seminars. We are also responsible for marketing the programs.

The entity has discretion in supplier selection	As part of our service we identify qualified candidates to our customer, but they ultimately select or reject candidates.
CCE selects and chooses seminar and online learning topics, geographic area to hold the seminar, speakers, hotels/venues, travel providers and vendors who provide printing and postage services. These factors influence the market selling price of the seminars and online learning. As it relates to training materials, CCE selects vendors they use to prepare the materials.

The entity is involved in the determination of product or service specifications	Customer defines service specifications but we determine provider pay and enter into agreements directly with our providers.
As noted above, we are involved in program development of seminars and online learning and we determine where and when the seminars are held and what will be included, as well as the price of the seminar. As it relates to training materials, we review and may edit materials, as determined.

The entity has credit risk	We are obligated to our providers and assume credit risk. If the customer does not pay us, we cannot go back to the provider for the money.	We are obligated to pay speakers and distribute training materials and assume credit risk if our customers don’t pay.
Cross Country has considered the indicators of net revenue reporting as it relates to each type of revenue as follows:

Key Indicator	Physician Staffing	Cross Country Education
The entity’s supplier is the primary obligor in the arrangement	Although the provider is obligated to perform the services, the provider is not the primary obligor. As noted above, we contract with the customer and assume the credit risk.
Although the speaker of a seminar is obligated to perform the seminar, we are responsible for organizing the seminars and preparing/distributing training materials. As noted above, we also could cancel a seminar and be obligated to issue a refund or credit to our customers and obligated to pay for the preparation of materials.

The amount the entity earns is fixed	Our revenue for staffing or placing candidates is determined by negotiating with the customers based on market conditions and needs and the amount we earn is not fixed.
CCE collects the full amount of seminar fee from its customers and pays a negotiated percentage to its speakers, as well as other costs, such as hotel, travel, meals, and other related costs. Therefore the amount we earn is not fixed. As it relates to training materials, CCE charges a determined price, based on its costs of preparing the materials.

The supplier has credit risk	Refer to analysis of indicators of gross revenue reporting. We have the credit risk, not the supplier.	Refer to analysis of indicators of gross revenue reporting. We have the credit risk, not the supplier.

As summarized above, we believe that, based on the above, there are strong indicators for gross reporting and weak to no indicators for net reporting of revenue for our physician staffing and education and training businesses.
In future filings, Cross Country will expand our discussion of revenue recognition in Note 2. Summary of Significant Accounting Policies, subheading Revenue Recognition with respect to the gross or net reporting of revenues for its physician staffing services and education and training services businesses, as follows:
In the Company’s physician staffing business, revenue is recorded on a gross basis as a principal versus on a net basis as an agent in the consolidated statement of operations. The Company has determined that gross reporting as a principal is the appropriate accounting treatment based upon the following factors:
•The Company maintains the direct contractual relationship with the customer.
•The Company performs part of the service by credentialing all of the providers and providing them with professional liability insurance.
•The Company establishes the price for its services.
•The Company bears the risk and rewards of the transaction including credit risk if the customer fails to pay for services performed.
In the Company’s education and training business, revenue is recorded on a gross basis as a principal versus on a net basis as an agent in the consolidated statement of operations. The Company has determined that gross reporting as a principal is the appropriate accounting treatment based upon the following factors:
•The Company bears the risk and rewards of the transaction including credit risk if the customer fails to pay for services performed.
•The Company performs part of the service by being involved with the program development and handling accreditation of the courses.
•The Company establishes the price for its service.

If you have any questions regarding the foregoing, please do not hesitate to call me at (800) 998-5058 or, in my absence, Susan Ball, General Counsel, at (800) 440-5790.

Sincerely,

/s/ Emil Hensel

Emil Hensel, Chief Financial Officer